Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

September 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone

Re:	SILVERspac Inc (the “Company”)
Registration Statement on Form S-1
(Registration No. 333-253161)

Dear Ms. Barone:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of SILVERspac Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on September 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 2,250 copies of the Preliminary Prospectus dated September 8, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

[Signature Page to Acceleration Request Letter]